UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form N-CSR☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Petróleos Mexicanos

Full Name of Registrant

Former Name if Applicable

Avenida Marina Nacional No. 329, Colonia Verónica Anzures

Address of Principal Executive Office (Street and Number)

11300 Ciudad de México, México

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s annual report on Form 20-F for the year ended December 31, 2020 cannot be filed by April 30, 2021, the prescribed filing due date, because the Company requires additional time to finalize its consolidated financial statements, ensure adequate disclosure of the information required to be included in the annual report and complete the procedures relating to management’s assessment of the effectiveness of the Company’s internal control over financial reporting. In particular, the additional time is needed to adjust the Company’s consolidated financial statements for 2019 for errors related to certain aspects of the application of IAS 36—Impairment of Assets. Correction of the errors is expected to result in an increase in the value of the Company’s wells, pipelines, properties, plant and equipment of approximately Ps. 66 billion and a favorable impact of an equivalent amount in the results of operations. The Company believes these errors to be immaterial to its 2019 consolidated financial statements.

The Company is also evaluating the impact of the identified adjustments on its assessment of internal control over financial reporting and disclosure controls and procedures. The Company expects to report a material weakness in internal control over financial reporting and report that its internal control over financial reporting and disclosure controls and procedures were ineffective as of December 31, 2020. The Company continues to evaluate and implement remedial measures to address such material weakness.

The Company intends to file the annual report on Form 20-F for 2020 within the period prescribed by Rule 12b-25(b)(2)(ii).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Emmanuel Quevedo Hernández	(+52)	52 55 9126 8784
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 29, 2021	By	/s/ Emmanuel Quevedo Hernández

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001). GENERAL INSTRUCTIONS